Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 21 DATED MAY 8, 2015
TO THE PROSPECTUS DATED MAY 28, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income
Strategy (Daily NAV), Inc. dated May 28, 2014 and Supplement No. 20 dated May 1, 2015, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of April 2015;
(3)	information regarding the share redemption limit;
(4)	recent real property investments; and
(5)	updates to the prior performance summary.
OPERATING INFORMATION
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the U.S. Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of April 2015, we accepted investors’ subscriptions for, and issued, a total of 223,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $4.0 million, consisting of 209,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $3.8 million, and 14,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $254,000. As of April 30, 2015, we had accepted investors’ subscriptions for, and issued, approximately 8.7 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $145.9 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

NAV per Share
The following is a list of the NAV per share on each business day for the month of April 2015 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
April 1, 2015	$18.08	$18.07	$18.16
April 2, 2015	$18.08	$18.07	$18.16
April 6, 2015	$18.08	$18.07	$18.16
April 7, 2015	$18.08	$18.07	$18.16
April 8, 2015	$18.08	$18.07	$18.16
April 9, 2015	$18.08	$18.07	$18.16
April 10, 2015	$18.08	$18.07	$18.16
April 13, 2015	$18.08	$18.07	$18.16
April 14, 2015	$18.08	$18.07	$18.15
April 15, 2015	$18.08	$18.06	$18.15
April 16, 2015	$18.08	$18.06	$18.15
April 17, 2015	$18.08	$18.06	$18.15
April 20, 2015	$18.08	$18.06	$18.15
April 21, 2015	$18.08	$18.06	$18.15
April 22, 2015	$18.10	$18.09	$18.17
April 23, 2015	$18.10	$18.09	$18.17
April 24, 2015	$18.10	$18.09	$18.17
April 27, 2015	$18.10	$18.09	$18.17
April 28, 2015	$18.11	$18.10	$18.18
April 29, 2015	$18.11	$18.10	$18.18
April 30, 2015	$18.11	$18.10	$18.18
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav.
Please refer to “Valuation Policies” beginning on page 93 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colecapital.com/cole-income-nav-strategy/reit-overview.
Redemption Limit
As disclosed on our website, as of March 31, 2015, our NAV was $131,201,523. As of April 1, 2015, the redemption limit for the quarter ending June 30, 2015 was 10% of our NAV as of March 31, 2015. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of April 30, 2015 has not been reduced below 10% of our NAV as of March 31, 2015.

PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Investments” beginning on page 84 of the prospectus.
As of April 30, 2015, we, through separate wholly-owned limited liability companies and limited partnerships, owned 72 properties located in 26 states, consisting of approximately 1.6 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and debt borrowings. We did not acquire any properties and disposed of three properties between April 1, 2015 and April 30, 2015.
Prior Performance Summary

The following information supersedes and replaces the first paragraph of the “Prior Performance Summary — Adverse Business and Other Developments — Distributions and Redemptions — Cole Office & Industrial REIT (CCIT II), Inc. (Cole Office and Industrial REIT)” section on page 21 of Supplement No. 20 to the prospectus.

Cole Office and Industrial REIT’s board of directors began authorizing distributions in January 2014, after the company commenced business operations. Cole Office and Industrial REIT paid a 6.00% annualized distribution rate based on a purchase price of $10.00 per share for the period commencing on January 14, 2014 and ending on March 31, 2014 and has paid and will pay a 6.30% annualized distribution rate based on a purchase price of $10.00 per share for the period commencing on April 1, 2014 through June 30, 2015. As of December 31, 2014, Cole Office and Industrial REIT had paid approximately $5.1 million in cumulative distributions since inception. The distributions were fully funded by offering proceeds of approximately $5.1 million. As of December 31, 2014, Cole Office and Industrial REIT had expensed approximately $14.7 million in cumulative real estate acquisition expenses, which reduced operating cash flows. Cole Office and Industrial REIT treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses are treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceed net cash provided by operating activities.

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